Exhibit 12.1

Statement regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,		Two Months Ended December 31,	Year Ended December 31,				Three Months Ended March 31,
				(in thousands, except ratios)
		2000	2000	2001	2002	2003	2004	2005
Income before income tax expense		$(29,058)	(5,265)	1,205	12,857	81,466	94,592	30,021
Add minority interest in consolidated subsidiaries that have fixed charges	$				347	618	615	34
Add fixed charges		$34,248	9,363	54,010	48,565	30,468	36,068	7,413
Earnings		$5,190	4,098	55,215	61,769	112,552	131,275	37,468
Fixed charges:
1/3 rent		$3,017	573	3,647	3,723	4,071	5,116	1,003
Interest		$31,231	8,790	50,363	44,842	26,397	30,952	6,410
Total fixed charges		$34,248	9,363	54,010	48,565	30,468	36,068	7,413
Ratio of earnings to fixed charges		0.2	0.4	1.0	1.3	3.7	3.6	5.1
Earnings shortfall		$29,058	5,265